File No. 70-8461
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 18
                             (Post-Effective No. 15)
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

     ALABAMA POWER COMPANY                           GULF POWER COMPANY
     600 North 18th Street                          500 Bayfront Parkway
  Birmingham, Alabama  35291                      Pensacola, Florida  32501

     GEORGIA POWER COMPANY                        MISSISSIPPI POWER COMPANY
241 Ralph McGill Boulevard, NE                         2992 West Beach
    Atlanta, Georgia  30308                     Gulfport, Mississippi  39501

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

 Art P. Beattie, Vice President,                   Warren E. Tate, Secretary
    Secretary and Comptroller                            and Treasurer
      Alabama Power Company                           Gulf Power Company
      600 North 18th Street                          500 Bayfront Parkway
   Birmingham, Alabama  35291                      Pensacola, Florida  32501

Judy M. Anderson, Vice President                  Michael W. Southern, Vice
     and Corporate Secretary                  President, Secretary and Treasurer
      Georgia Power Company                        Mississippi Power Company
 241 Ralph McGill Boulevard, NE                         2992 West Beach
     Atlanta, Georgia  30308                     Gulfport, Mississippi  39501

                   Kirby R. Willis, Vice President, Treasurer
                           and Chief Financial Officer
                       Savannah Electric and Power Company
                               600 East Bay Street
                             Savannah, Georgia 31401

                   (Names and addresses of agents for service)

                    The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                          John D. McLanahan, Esq.
 Financial Vice President                       Troutman Sanders LLP
   The Southern Company                      600 Peachtree Street, N.E.
 270 Peachtree Street, NW                            Suite 5200
  Atlanta, Georgia  30303                   Atlanta, Georgia  30308-2216


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ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTIONS.
               Item 1 as heretofore amended hereby further amended by adding the following thereto:
               It is further considered that the record is now complete with respect to the issuance by Savannah Electric Capital Trust I of $40,000,000 aggregate liquidation amount of Trust Preferred Securities and the related issuance by Savannah of the related series of Junior Subordinated Notes and the Guarantees.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
               The estimated fees and expenses to be incurred by Savannah in connection herewith are as follows:
                                                                         Each
                                                     Initial          Additional
                                                    Issuance           Issuance
* Filing fees - Securities and Exchange Commission      $32,450      $       --
  Fees and Expenses of Trustees....................      10,000          10,000
* Listing on New York Stock Exchange...............      47,800              --
  Printing charges.................................      40,000          10,000
  Rating Agency Fees...............................      32,600          15,000
  Services of Southern Company Services, Inc.......      40,000          10,000
  Fees and Expenses of counsel.....................      52,500          25,000
  Blue sky fees and expenses.......................       3,500           3,500
  Fees of accountants, Arthur Andersen LLP.........      40,000          20,000
  Miscellaneous....................................      11,150           6,500
                                                     ----------      ----------
               TOTAL...............................    $310,000        $100,000


*These categories of expenses are a function of the amount of issuance.


ITEM 3.        APPLICABLE STATUTORY PROVISIONS.

         3.2 Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the

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capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At August 31, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.912 billion, or about 75.38% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1998 ($3.863 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions.
Further, none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. Issuance of preferred securities by Alabama Power Capital Trust III, Alabama Power Capital Trust IV, Alabama Power

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Capital Trust V, Georgia Power Capital Trust IV, Georgia Power Capital Trust V,
Georgia Power Capital Trust VI, Mississippi Power Capital Trust II, Mississippi Power Capital Trust III and Savannah Electric Capital Trust I) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1997, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the transactions contemplated hereby such ratios are 48.1% and 51.9%, respectively, for equity and debt. The common equity component of Southern's pro forma

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consolidated capitalization represents 35.1% of total capitalization at June 30,
1998. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+". As a point of reference, the pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 45.7%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1
         Southern's consolidated retained earnings grew on average approximately 8.6% per year from 1992 through 1996. In 1997, consolidated retained earnings increased $78,148,000, or slightly more than 2%. The reduction in the rate of earnings growth in 1997 was primarily due to a $111 million windfall profits tax assessed against South Western Electricity in the United Kingdom. The total windfall profits tax for South Western Electricity was $148 million; however, the $111 million reflects only Southern's 75% ownership. Despite the imposition of this tax, Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the two calendar years ending after the Rule 53(c) order.
         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
         Reference is made to Exhibit I which reflects capitalization at June
30, 1998 and the Statement of Income for the year ended June 30, 1998 for Southern and subsidiaries consolidated.

_______________________________
1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.




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ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS.

         A.    Exhibits:

                  A-17   - Trust Agreement of Savannah Electric Capital Trust
                           I. (Designated in Form S-3, File No. 333-46171, as
                           Exhibit 4.6.)

                  A-18   - Form of Amended and Restated Trust Agreement for
                           Savannah Electric Capital Trust I. (Designated in Form S-3, File No. 333-46171, as Exhibit 4.7.)

                  B-10   - Subordinated Note Indenture between Savannah
                           Electric and Power Company and The Bank of New York, as Trustee. (Designated in Form S-3, File No. 333-46171, as Exhibit 4.3)

                  B-11   - Form of Supplemental Indenture to Subordinated Note
                           Indenture between Savannah Electric and Power Company and The Bank of New York, as Trustee. (Designated in Form S-3, File No. 333-46171, as Exhibit 4.4.)

                  B-12   - Form of Guarantee with respect to Preferred
                           Securities of Savannah Electric Capital Trust I. (Designated in Form S-3 File No. 333-46171, as
                           Exhibit 4.11.)

                  C-1    - Savannah's Registration Statement under the
                           Securities Act of 1933. (Filed electronically February 12, 1998, File Nos. 333-46171 and 333-46171-01.)

                  F-1    - Opinion of Balch & Bingham LLP, counsel for
                           Alabama.

                  F-2    - Opinion of Troutman Sanders LLP, counsel for
                           Georgia.

                  F-4    - Opinion of Eaton and Cottrell, P.A., counsel for
                           Mississippi.

                  F-5    - Opinion of Bouhan, Williams & Levy LLP, counsel for
                           Savannah.

                  I      - Capitalization and Income Statement of The Southern
                           Company and Subsidiary Companies after giving effect to the issuance of the preferred securities.

         B.    Financial Statements.

               Balance sheet of Alabama at June 30, 1998. (Designated in Alabama's Form 10-Q for the quarter ended June 30, 1998, File No. 1-3164.)
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               Balance sheet of Georgia at June 30, 1998. (Designated in
               Georgia's Form 10-Q for the quarter ended June 30, 1998, File No. 1-6468.)

               Balance sheet of Mississippi at June 30, 1998. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 1998, File No. 0-6849.)

               Balance sheet of Savannah at June 30, 1998. (Designated in Savannah's Form 10-Q for the quarter ended June 30, 1998, File No. 1-5072.)

               Statements of Income of Alabama for the period ended June 30, 1998. (Designated in Alabama's Form 10-Q for the quarter ended June 30, 1998, File No. 1-3164.)

               Statements of Income of Georgia for the period ended June 30, 1998. (Designated in Georgia's Form 10-Q for the quarter ended June 30, 1998, File No. 1-6468.)

               Statements of Income of Mississippi for the period ended June 30, 1998. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 1998, File No. 0-6849.)

               Statements of Income of Savannah for the period ended June 30, 1998. (Designated in Savannah's Form 10-Q for the quarter ended June 30, 1998, File No. 1-5072.)


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: October 23, 1998              ALABAMA POWER COMPANY


                                    By:  /s/Wayne Boston
                                             Wayne Boston,  Assistant Secretary


                                    GEORGIA POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston,  Assistant Secretary


                                    GULF POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston,  Assistant Secretary

                                    MISSISSIPPI POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston,  Assistant Secretary


                                    SAVANNAH ELECTRIC AND POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston,  Assistant Secretary